SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 1ST, 2008

DATE, TIME AND PLACE: December 1st, 2008, at 09:30 hours, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered, with the totality of its acting members and, pursuant to the provided for in the § 2nd of the Section 29 of the Company’s By-laws, Messieurs Gabriele Galateri di Genola, Mario Cesar Pereira de Araujo, Carmelo Furci, Stefano Ciurli and Josino de Almeida Fonseca attended the meeting by means of video conference, while Messieurs Maílson Ferreira da Nóbrega and Isaac Selim Sutton attended the meeting by means of conference call.

BOARD: Mr. Gabriele Galateri di Genola – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) examine, discuss and approve the proposed budget of the Company for the year of 2009; (2) other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matter included in the Agenda and the related material, the Board Members resolved, by unanimous vote and with no restrictions: (1) pursuant to the material previously forwarded to the Board Members, approve the budget of the Company and its controlled companies for the year of 2009; (2) according to the material presented during the meeting, the Board Members took knowledge of the proposed calendar of the Board of Directors’ Meetings for the year of 2009 and stated their consent with the referred calendar.

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CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, as summary, and read, approved and signed by the attending Board Members. Board Members: Messieurs Gabriele Galateri di Genola, Carmelo Furci, Stefano Ciurli, Mario Cesar Pereira de Araujo, Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca and Isaac Selim Sutton.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), December 1st, 2008.

ALESSANDRA CATANANTE
General Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 2, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.